Exhibit 12.1

Kindred Healthcare, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In thousands, except statistics)

	Year Ended December 31,					Six Months ended June 30, 2015
	2010	2011	2012	2013	2014
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$8,270	$82,355	$110,235	$108,082	$168,787	$119,882
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	105	78	72	52	18	1
Interest component of rental expense(1)	124,169	137,715	148,086	141,806	132,049	64,400

Total fixed charges	$132,544	$220,148	$258,393	$249,940	$300,854	$184,283

COMPUTATION OF EARNINGS:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees	$24,409	$(86,367)	$(17,808)	$(52,622)	$4,253	$(105,588)
Fixed charges	132,544	220,148	258,393	249,940	300,854	184,283
Distributed income of equity investees	700	2,865	1,917	1,580	272	2,995
Amortization of capitalized interest, less interest capitalized	(1,015)	(1,241)	(2,104)	87	79	(91)

	$156,638	$135,405	$240,398	$198,985	$305,458	$81,599

RATIO OF EARNINGS TO FIXED CHARGES	1.18x	0.62x	0.93x	0.80x	1.02x	0.44x

(1)	Management has estimated the interest component of rental expense to approximate 33%.